                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                           FRIENDLY ENERGY CORPORATION
                 (Name of Small Business Issuer in Its Charter)



NEVADA                                                           91-1832462
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)



4275 EXECUTIVE SQUARE, SUITE 250, SAN DIEGO, CALIFORNIA  92037
(Address of Principal Executive Offices)               (Zip Code)



                                 (858) 622-1200
              (Registrant's Telephone Number, Including Area Code)



Securities to be registered pursuant to Section 12(b) of the Act:


Title of Each Class                               Name of Each Exchange on Which
To be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------
N/A                                               N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES, PAR VALUE $0.001
                                (Title of Class)

                                    FRIENDLY ENERGY CORPORATION
                                            FORM 10-SB
                                         TABLE OF CONTENTS



NO.          TITLE                                                                                PAGE NO.
---          -----                                                                                --------
                                               PART I

Item 1.     Description of Business......................................................................3
Item 2.     Management's Discussion and Analysis or Plan of
               Operations................................................................................8
Item 3.     Description of Property.....................................................................11
Item 4.     Security Ownership of Certain Beneficial Owners and
               Management...............................................................................11
Item 5.     Directors and Executive Officers, Promoters and Control
               Persons..................................................................................12
Item 6.     Executive Compensation......................................................................14
Item 7.     Certain Relationships and Related Transactions..............................................14
Item 8.     Description of Securities...................................................................14


                                              PART II

Item 1.     Market Price of and Dividends on the Registrant's
               Common Equity and Related Shareholder Matters............................................16
Item 2.     Legal Proceedings...........................................................................17
Item 3.     Changes In and Disagreements with Accountants...............................................17
Item 4.     Recent Sales of Unregistered Securities.....................................................17
Item 5.     Indemnification of Directors and Officers...................................................19


                                             PART F/S

            Financial Statements........................................................................19


                                             PART III

Item 1.     Index to Exhibits...........................................................................20
Item 2.     Description of Exhibits.....................................................................20
            Signatures..................................................................................21


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         The Registrant, Friendly Energy Corporation, is a Nevada corporation which was incorporated on January 7, 1993 under the name Eco-Systems Marketing Corporation. It was originally formed for the purpose of marketing ecologically sound products.

         On January 2, 1996, BioTherapeutics Corporation, a public Company, purchased all of the shares of the Registrant. On July 17, 1996, Douglas Trust purchased 95% of the shares of the Registrant from BioTherapeutics.

         On April 21, 1997, the Registrant changed its name to Rama Financial Corporation and changed its purpose to the development of certain mineral deposits. Subsequently, on June 24, 1997, BioTherapeutics distributed all of its remaining shares to its shareholders in a spin out distribution.

         On April 12, 1999, the Registrant changed its name to Friendly Energy Corporation. It changed its primary purpose to selling electric power and related services to businesses and industry in the newly deregulated electrical energy markets, starting with California. The California electric power industry is estimated to be a $22 billion dollar per year business, and Friendly Energy intends to capture a share of the market.

         The Registrant qualified as an electric service provider with San Diego Gas & Electric on January 10, 2000, Southern California Edison on May 15, 2000 and Pacific Gas & Electric on May 18, 2000. The Registrant has also prepared an application to become a registered alternative service provider in Nevada.

         In marketing power to business and industry owners, the Registrant plans to offer a comprehensive package of services to earn additional revenue, including meter services, demand management services and audit services.

         The primary sources of the Registrant's revenues are anticipated to be from the resale of energy purchased on a wholesale basis and from the sale of other services.

         On December 27, 1999, the Registrant filed an Information and Disclosure Statement with the National Association of Securities Dealers, Inc. ("NASD") pursuant to Rule 15c2-11 to become a publicly traded nonreporting Company on the OTC Bulletin Board. On June 26, 2000, the Registrant was notified by the NASD that its shares were qualified for trading on a nonquoted basis on the "electronic pink sheets," where the Registrant's common stock is currently trading under the symbol "FDEG". Since the Registrant's securities have not been previously quoted on the OTC Bulletin Board, the Registrant's securities will not be eligible for trading on the OTC Bulletin Board until its Form 10SB Registration Statement clears comments with the Securities and Exchange Commission, and the Registrant remains current in its reporting requirements.

PRINCIPAL PRODUCTS AND SERVICES

         To date the Registrant has devoted substantially all of its efforts and resources to its development as an energy service provider. The Registrant plans to sell electric power and ancillary services to targeted segments of the economy, e.g., businesses that can efficiently manage their energy demands and businesses that use significant off-peak power. The Registrant plans to attract customers by reducing electricity consumption costs. Under current regulation, most customer rates are based on average embedded costs. Customers generally receive a single, high level of service reliability and are charged the same rate for service throughout each billing period regardless of the actual cost to the utility. As a result, consumers cannot control their electricity costs by varying the times during which they use electricity and the reliability of service they desire. The Registrant plans to offer customers an alternative pricing structure that will save them money on their electric bills. The Registrant also plans to save customers money by offering ancillary services, including meter services, demand management services and audit services. The Registrant also plans to sell "green power" to environmentally concerned consumers.

         For certain customers, the Registrant plans to act as an energy aggregator to provide businesses with the opportunity to pool together into a common buying group to make larger, more economical purchases of energy. The Registrant intends to market to various types of organizations, including apartment complexes, business associations, and trade groups. The Registrant also intends to market to commercial customers in close proximity to each other, including shopping centers, recreational areas, water and school districts, industrial parks, strip malls, and other business centers.

         A market-based pricing model has been adopted in California and it is anticipated that it will be adopted in other states. This places a premium on the ability to control or displace energy consumption during certain peak periods and, therefore, significantly improves the economics of various devices and energy management systems. Significant savings are possible by controlling usage during times when the cost of power is several times more expensive than the annual average price. The Registrant plans to offer demand management systems to lower costs for its customers on a shared savings basis.

         The Registrant also plans to offer communication and information management systems to provide customers with continuously updated details of monthly energy use by certain major appliances or by certain pricing categories. This information will enable energy customers to estimate energy cost impacts and potential efficiency improvements.

DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

         The Registrant has begun its direct marketing of energy services to businesses. The Registrant is building up its sales force of independent contractors working under the guidance of the Director of Marketing and regional managers. The regional managers will be responsible for goals established in regard to the performance of their "team" as well as meeting individual sales goals. Most of the compensation will be performance based, with a small salary, commissions on individual sales and overrides on the performance of representatives under their control.

         The sales force is expected to market the Registrant's products and services through key contacts with "decision makers" in businesses and organizations. The Registrant plans to advertise its services in various media. The Registrant also plans to advertise through direct mail, telemarketing, web marketing, and teleconferencing symposiums. The Registrant intends to maintain a strong Internet presence; the Registrant's current web site will be enhanced not only to feature information on Friendly Energy, but also to provide industry articles of interest and other items that may be of interest to a web site visitor. An interactive web site is planned for the future, which will allow potential customers to enroll with the Company on-line and will allow existing customers to access data on their individual accounts. The Company will also develop links to other sites of interest to electricity consumers.

         The Registrant plans to replicate its operating model in other states as they deregulate. After California, the marketing focus will be Nevada, Arizona and Colorado. There are more than 40 states at various stages of electricity deregulation. The Registrant's management believes that there is a vast market potential for the Registrant's electricity services.

COMPETITION

         Approximately thirty (30) Electric Service Providers (ESPs) in addition to the Registrant are currently qualified to sell electricity in California. The market can be divided into three major segments: (1) large industrial customers, (2) small to medium-sized commercial customers, and (3) residential customers. The Registrant does not intend to market to residential customers. The most competitive market is the large industrial segment. Many of the large ESPs have targeted industrials as their sole marketing focus. While the Registrant also intends to penetrate this market, its emphasis is on the small to medium-sized commercial customers. In this market segment approximately five firms offer direct competition to the Registrant. Most of the Registrant's competitors have longer operating histories, greater name recognition, larger installed customer bases, and greater financial, technical, and marketing resources than the Registrant. There is no assurance that the Registrant will be able to compete successfully in the energy business.

PRINCIPAL SUPPLIERS

         The principal supplier of electricity in California is the California Power Exchange. In addition the Registrant's suppliers are wholesalers including electrical power suppliers in the Western United States. This region currently has varying amounts of competitively priced power, which the Registrant believes will continue for approximately the next three to four years. Beyond the four year period new lower-cost power suppliers are expected to become available through new construction primarily in the southwestern United States. The Registrant is currently in negotiations to secure bulk supplies both through power marketing firms specializing in this area and direct solicitation of power sources. Additionally, other power generation sources are being negotiated with to establish more exclusive business relationships between the generation and wholesale markets to service the Registrant's retail operations. Power supply contracts are obtained from these low-cost sources as customer loads grow to the levels that permit economic purchases.

DEPENDENCE ON ONE OR A FEW CUSTOMERS

         The Registrant will not depend on one or a few customers. The Registrant's products and services require a large customer base.

PATENTS, TRADEMARKS, AND LICENSES

         The Registrant has not applied for any patents and does not intend to do so in the foreseeable future. The Registrant has not been issued any registered trademarks for its "Friendly Energy" trade name. The Registrant recently filed a trademark application with the United States Office of Patents and Trademarks for its trade name. No assurance can be given that the Registrant will be successful in obtaining any trademarks, or that the trademarks, if obtained, will afford the Registrant any protection or competitive advantages.

         The Registrant qualified as an electric service provider with San Diego Gas & Electric on January 10, 2000, Southern California Edison on May 15, 2000 and Pacific Gas & Electric on May 18, 2000.

GOVERNMENT APPROVALS

         The Registrant does not require specific governmental approvals at the federal level to transact business as an Electric Service Provider. The Registrant does not require governmental approvals from the State of California to transact business as an Electric Service Provider since it does not intend to sell to residential customers. An application has been prepared by the Registrant to become a registered alternative service provider in Nevada. The Registrant will apply for any necessary governmental approvals in other states as requirements are established.

GOVERNMENT REGULATIONS

         There is extensive government regulation of the electric power industry. At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates the purchase and sale of energy and power. The individual state's Public Utilities Commissions regulate utilities and other purchasers and sellers of power at the state level.

         The trend over the last ten years has been to deregulate more and more of the industry. The 1992 National Energy Policy Act allowed more types of unregulated companies to generate and sell electricity. In September 1996, the California legislature passed landmark legislation, which fundamentally changed California's electric services industry by introducing competition and consumer choice. Other states are following suit. The effect of changing government regulations is expected to be very positive for electric service providers.

RESEARCH AND DEVELOPMENT

         The Registrant has spent approximately $1,500,000 over the past one and one-half years in developing relationships and opportunities and obtaining approvals as an electric service provider.

COMPLIANCE WITH ENVIRONMENTAL LAWS

         As an Electric Service Provider, the Registrant does not assume any of the responsibilities associated with environmental compliance laws or regulations. The Registrant may, indirectly, be impacted by the cost of environmental compliance by some of the power plants from which it purchases power, but the Registrant will seek other power sources if any are found to have substantial environmental problems.

EMPLOYEES

         The Registrant currently has nine full time employees. Consultants and specialized professional support in the legal, financial, and computer operations are retained on a part-time, as needed, basis.

LITIGATION

         The Registrant is not currently a party to or the subject of any pending legal proceeding.

REPORTS TO SECURITY HOLDERS

         The Registrant has voluntarily filed the Form 10-SB in order to become a fully reporting company. This filing was undertaken in order to be eligible for an initial listing on the NASD OTC Bulletin and a listing when qualified on the NASDAQ Small Cap Market. By virtue of being so listed as a publicly traded company, the Registrant will have access to the public markets for fund raising to assist it with its in Research and Development efforts and for the marketing of its products and services.

         This Registration Statement will become automatically effective as of 60 days from the date of filing and consequently, the Registrant will be required to file annual reports in accordance with the Securities Exchange Act of 1934.

         The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains other information regarding issuers that file electronically with the SEC. The address of that site is (www.sec.gov). The Registrant's Internet address is www.friendlyenergy.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         The primary activities of the Registrant to date have been to form the Company, assemble a management and consultant team, identify markets, develop products, and obtain initial capitalization. In addition, the Registrant has commenced marketing energy and related services to small and large businesses in California, Nevada and Arizona. The Registrant has also begun development of its Electronic Data Interface (EDI) system to interface with suppliers and utilities. The Registrant has not had revenues from operations to date. Accordingly, the financial information furnished with this registration statement is limited in scope.

         Since the inception of January 7, 1993 through December 31, 1999, the Registrant has had no income and has had costs and expenses of $653,794, including $332,587 in consulting fees. For the six-month period ended June 30, 2000, the Registrant has had no income and has had costs and expenses of $587,989 including consulting fees of $188,219.

         At December 31, 1999, the Registrant had working capital of $12,841, which included $8,687 in cash. At June 30, 2000, the Registrant's working capital was $131,429, which included $3,728 in cash. The increase in working capital is primarily attributable to the sale of a note. Management is seeking additional equity financing to fund planned operations.

PLAN OF OPERATION

         Over the next twelve months, the Registrant plans to continue marketing energy and related services to small and large businesses in California, Nevada and Arizona. In addition, the Registrant will expand its marketing efforts to Colorado and Utah. By being active in the marketplace prior to the commencement of deregulation in these states, it is believed that a significant amount of business and select types of accounts can be made aware of Friendly Energy. These businesses will then be delivered proposals at the onset of their state's energy deregulation.

         Also during the next twelve months, the Registrant plans to begin servicing customers, first in California and then in Nevada and Arizona, as soon a deregulation goes into effect in those states. The Registrant expects to enter into its first electric service contracts in California and Nevada in the fourth quarter of 2000. The Registrant expects to enter into its first electric service contracts in Arizona in the second quarter of 2001. Services will include auditing services, metering services, monitoring services and billing services. The Registrant will assist customers in reducing demand, especially peak period demand through consulting services and "demand side management". The Registrant will also enhance its web site to handle routine customer inquiries. In addition, the Registrant will complete its Electronic Data Interface (EDI) system.

         The implementation and expansion of the Registrant's business will require a commitment of substantial funds. Additional funding will be required in the future to satisfy capital requirements for the Registrant. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the in the next twelve months. At present, there are no funds committed to the Registrant, and no offer for equity or debt financing is imminent.

         The Registrant plans to raise approximately $10,000,000 over the next twelve months to expand its marketing activities, implement an Electronic Data Interface (EDI) system, and fund operational activities. The Registrant plans to raise these funds through the sale of preferred shares and through a registered public offering beginning in the fourth quarter of 2000.

         The market for electric energy and related services is characterized by rapidly changing relationships among the generators, the utilities which provide transmission and distribution, and the electric service provider resellers (such as the Registrant) due to ongoing deregulation of the electric energy markets. In addition, the market for electric energy is characterized by seasonality. Therefore, the Registrant's success is dependent upon its ability to develop favorable relationships with generators and utilities and to identify, anticipate and adapt to changes in the industry.

         There can be no assurance that competitors will not market electric energy services and related products that have certain competitive advantages over those of the Registrant. Furthermore, the markets for the Registrant's products may be particularly volatile due to the changing industry brought about by deregulation. The Registrant will rely on the experience of its management team to make strategic decisions with respect to its operations. In addition, the Registrant will rely on experienced consultants, which it has engaged in the areas of electric deregulation and EDI systems.

         There are no known trends, events, or uncertainties, other than those discussed above, that have had or are reasonable expected to have a material impact on the net sales or other revenues from continuing operations of the Registrant.

         Other than those discussed above, the Registrant is unaware of any material events and uncertainties that would cause its reported financial information not to be indicative of future operating results or of its future financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, the demand for the Registrant's products, and other factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors in this report.

         The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

R&D

         The Registrant plans to continue developing relationships and opportunities and obtaining approvals as an Electric Service Provider. In addition, it will continue development of its EDI systems.

PLANT AND EQUIPMENT

         The Registrant does not plan to purchase or sell a plant or significant equipment during the next twelve months. The Registrant plans to develop and install computer based customer relationship management software as well as an Electronic Data Interface (EDI) system that will allow communication directly to the utilities for information interchange. In California, an EDI system is a requirement placed on individual electric service providers by the utilities as soon as the number of customers served is greater than twenty-five.

EMPLOYEES

         The Registrant plans to expand the number of employees from nine (9) to twenty (20) over the next twelve months.


ITEM 3.  DESCRIPTION OF PROPERTY

         The Registrant's principal office is located at 4275 Executive Square, Suite 250, La Jolla, CA 92037. This office occupies approximately 3,100 square feet of office space at a monthly rent of $7,468, plus a pro rata share of building operating expenses. The Registrant's sublease terminates in February 2002.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

         The following table sets forth sets forth information as to the shares of common stock owned as of August 15, 2000 for:

         I. Each person who beneficially owns so far as the Registrant has been able to ascertain, more than 5% of the outstanding 12,684,973 shares of the Registrant,

         II.      Each Director,

         III. Each of the Officers named in the summary compensation table, and

         IV. All the Directors and Officers as a group unless otherwise indicated in the footnotes below on the table is subject to community property laws where applicable, the persons as to whom the information is given have sole investment power over the shares of common stock.

      NAME                                     PRINCIPAL                         NUMBER            PERCENT
                                               BENEFICIAL OWNER
-----------------------------------------------------------------------------------------------------------
1.   L. Craig Morton                           L. Craig Morton                        1,645           0.0%
2.   Tri-M Trust                               L. Craig Morton                      100,000           0.8%
3.   Urania Trust                              L. Craig Morton                      300,000           2.4%
4.   Donald L. Trapp                           Donald L. Trapp                       38,217           0.3%
5.   Sterling Trust IRA                        Donald L. Trapp                        8,750           0.1%
6.   Wedbush Morgan IRA                        Donald L. Trapp                        1,316           0.0%
7.   Savoy Trust                               Donald L. Trapp                      400,000           3.2%
8.   Heather Jantz                             Heather Jantz                         20,000           0.2%
9.   Douglas Financial Corporation             Douglas Tallant                    1,131,380           8.9%
10.  Douglas Trust                             Michael Tallant                      881,472           6.9%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS

         The following table lists the officers and directors of the Registrant as of August 15, 2000.

     NAME                       AGE    POSITION                                 TERM        SERVED
                                                                                            SINCE
------------------------------------------------------------------------------------------------------
1.  L. Craig Morton             56    President, CEO & Director                2 years      May-99
2.  Thomas Bowers               56    Chief Operating Officer                               Nov-99
3.  Donald L. Trapp             60    CFO, Secretary & Director                2 years      Apr-99
4.  Heather Jantz               26    Treasurer & Director                     2 years      Apr-99

L. CRAIG MORTON

Prior to joining Friendly Energy Corporation, Craig solidified his reputation as an astute businessman and team leader. As a legendary National Football League quarterback for the Denver Broncos, the Dallas Cowboys and the New York Giants, Craig had an exceptional 18-year professional football career. As one of the NFL's most valuable quarterbacks, Craig is a veteran of three Super Bowls and was named

NFL/AFC Player of the Year in 1977. Educated at the University of California Berkley, Craig is also a member of the College Football Hall of Fame. His successes in the highly competitive world of professional team sports set the stage for Craig's career after football as a touring motivational speaker and continued to flourish as the Founder and President of Rebound Physical Therapy Clinics. Rebound operated seven clinics throughout out Colorado, Oklahoma and Arkansas prior to selling to NovaCare. With a history of professional success, Craig has found a new challenge in the deregulated California electricity market. Craig has used his notable ability to bring successful people together to assemble FEC's team of energetic and resourceful industry professionals.

THOMAS BOWERS

Thomas Bowers brings his experience of implementing business strategy and acquisitions. Tom's key role is implementing FEC's business plan in acquiring strategic alliances. As a businessman with over 16 years as an officer and director of public companies, Tom has held CEO positions with Pacific Energy Resources, Inc., Ely Scientific Group, and Gulfpac Companies. Additional valuable background includes 14 years with IBM and two years with Memorex.

DONALD L. TRAPP

Donald Trapp is FEC's Chief Financial Officer as well as serving as the corporation's Secretary. With a background in engineering and systems analysis, including a Masters of Science in Nuclear Engineering from the Massachusetts Institute of Technology, Don brings valuable professional skills as an engineer and systems analyst. As a businessman, his experience includes CFO of Infohighway International, Inc., an Internet service provider. He is a former Division manager of the Economic Analysis Division at Science Applications International Corporation. He was Special Assistant to the Science Director, Agency for International Development at the State Department.

HEATHER JANTZ

Heather Jantz is not only FEC's Administrative Director; she is the Corporate Treasurer. Her level of integrity and experience is a critical and valuable asset. The exemplary skills Heather brings to FEC include overseeing the financial and accounting data for the corporation while organizing stockholder agendas. Heather will maintain the ongoing financial security and growth of FEC and its investors. Heather received her Bachelor of Arts from the University of Oklahoma.

ITEM 6.  EXECUTIVE COMPENSATION

         No executive officer of the Registrant has received any compensation from the Registrant in excess of $100,000 during any fiscal year. Upon the availability of funds, the Registrant expects to commence paying the following salaries to the Registrant's executive officers:

     OFFICER                       SALARY                OTHER ANNUAL COMPENSATION
---------------------------------------------------------------------------------------------
1.  L. Craig Morton               $120,000                           $0
2.  Thomas Bowers                 $116,400                           $0
3.  Donald L. Trapp               $ 84,000                           $0
4.  Heather Jantz                 $ 40,000                           $0

         Directors receive no cash compensation for their services to the Registrant as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Registrant has established a stock incentive program for the directors, executive officers, employees and key consultants of the Registrant. The Registrant has set aside 10% of the issued and outstanding Common Stock of the Registrant for the stock incentive program.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Friendly Energy has not entered into any business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Registrant, or (4) any member of the immediate family of any officer or director of the Registrant.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Registrant consists of 100,000,000 shares of Common Stock, par value $.001 per share, of which 12,684,973 are presently issued and outstanding, and 10,000,000 shares of Preferred Stock, par value $.001 per share, of which 325,934 are presently issued and outstanding.

COMMON STOCK

         Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering. All outstanding Common Shares are, and the shares offered hereby will be when issued, fully paid and non-assessable. The Common Shares have no cumulative voting rights.

PREFERRED STOCK

         The Preferred Stock authorized may be issued from time to time in series. The Board of Directors of the Company is authorized to establish such series, to fix and determine the variations and the relative rights and preferences as between series, and to thereafter issue such stock from time to time. The Board of Directors is also authorized to allow for conversion of the Preferred Stock to Common Stock under terms and conditions as determined by the Board of Directors.

POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK"

         By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less then $5.00 per share it will be considered a "penny stock". The prerequisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low price stocks.

         Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information abut penny stocks and the risks of the penny stock market.

         Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

         Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

         However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000 and if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock".



                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION AND PRICE RANGE

         The Registrant's Common Stock was recently approved by the NASD for trading on the "electronic pink sheets" on an unquoted basis. The approval was granted on June 26, 2000. There is only a limited history of public trading of the Registrant's common stock; the sponsoring broker-dealer began trading on July 10, 2000.

The high and low bid for July 2000 is $2.25 and $0.25.

HOLDERS

         The Registrant has approximately 665 common stock shareholders.

DIVIDENDS

         The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         The Registrant is not a party to any pending legal proceeding. None of the directors, officers, affiliates or any owner of more than 5% of any class of voting securities of the Registrant, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The accountant has not resigned, declined to stand for re-election, nor were they dismissed. The accountant's report on the financial statements for the last two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with any former accountants or any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         (a) RECENT SALES: The Registrant sold the following stock within the past three years as described below. Except for the Registration D, 504 Private Placement Offering, all such shares were sold by the officers and directors of the Registrant and no underwriters were utilized. The Registration D, Rule 504 Offering shares were sold by James Vogel of JV and Associates who solicited investors who he knew from previous business relationships and no underwriters were utilized.

         1. From February 18, 1998 through March 16, 1998, a total of 9,750 shares of common stock were sold for cash pursuant to Regulation D, Rule 504 Offering for a total offering of $17,000.

         2. On October 29, 1998, 625,000 shares of common stock were issued for cash for a total offering of $2,500.

         3. On October 30, 1998, 7,500,000 shares of common stock were issued as a result of the conversion of preferred shares earlier purchased on October 27, 1997 for cash for a total offering of $30,000.

         4. On November 11, 1998, 1,963,036 shares of common stock were issued for cash for a total offering of $8,000.

          (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 9,750 common shares listed at Item 4(a)1, such issuance was made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statues 78.211, 78,215, 78.3784, 78.3785 and 78.3791 (collectively the
"Nevada Statutes").

         With respect to the issuance of the 625,000 common shares listed at
Item 4(a)2, the 7,500,000 common shares listed at Item 4(a)3 and the 1,963,036 common shares listed at Item 4(a)4, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

         (c) BASIS FOR RELIANCE UPON EXEMPTION FROM REGISTRATION: The Registrant has relied upon the private placement exemptions from registration provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act. With respect to the Rule 504 exemption, this type of offering is available to issuers who are not reporting companies, investment companies or "blank check" companies. Accordingly, this offering was available to the Registrant. A further requirement is that the offering may not exceed $1,000,000 in any twelve (12) month period. There is no limitation on the number of purchasers nor is there a requirement that such purchasers be accredited investors. All of the shares issued pursuant to Rule 504 offering satisfied these requirements.

         Those shares not issued pursuant to Rule 504 were issued pursuant to
Section 4(2) of the Act which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Registrant utilized this Section 4(2) exemption by providing prospective purchasers with such sufficient information and required that all such purchasers by financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments.

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement or a Share Purchase Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good fait or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.



                                    PART F/S

         The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                              FINANCIAL STATEMENTS


                  NO.               DESCRIPTION
                  ---               -----------
                  FS-1              Friendly Energy Corporation Audited
                                    Financial Statements December 31, 1999 and
                                    1998.

                  FS-2              Friendly Energy Corporation Unaudited
                                    Financial Statements June 30, 2000.


                                    PART III


ITEM 1.  INDEX TO EXHIBITS

         The Exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

ITEM 2.  DESCRIPTION OF EXHIBITS

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------
              2                     CHARTER AND BY-LAWS

                  2.1               Articles of Incorporation of Eco-Systems
                                    Marketing Corporation

                  2.2               Certificate of Amendment to Articles of
                                    Incorporation of Eco-Systems Marketing
                                    Corporation (4/21/1997)

                  2.3               Certificate of Amendment to Articles of
                                    Incorporation of Eco-Systems Marketing
                                    Corporation (4/28/1997)

                  2.4               Certificate of Amendment to Articles of
                                    Incorporation of Rama Financial Corporation
                                    (9/25/1997)

                  2.5               Certificate of Amendment to Articles of
                                    Incorporation of Rama Financial Corporation
                                    (4/2/1999)

                  2.6               By-Laws of Eco-Systems Marketing Corporation

              3   NONE              INSTRUMENTS REFINING THE RIGHTS OF SECURITY
                                    HOLDERS

              5   NONE              VOTING TRUST AGREEMENTS

              6                     MATERIAL CONTRACTS

                  6.1               ESP Service Agreement with San Diego Gas &
                                    Electric

                  6.2               ESP Service Agreement with Southern
                                    California Edison

                  6.3               ESP Service Agreement with Pacific Gas &
                                    Electric

                  6.4               Friendly Energy Corporation 1999 Incentive
                                    Stock Option Plan

              7   NONE              MATERIAL FOREIGN PATENTS

              27                    FINANCIAL DATA SCHEDULE


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      FRIENDLY ENERGY CORPORATION

Dated:  August 25, 2000               BY: /s/ L. Craig Morton
                                          -------------------------------
                                          L. Craig Morton, President

                                  EXHIBIT FS-1

                  FRIENDLY ENERGY CORPORATION AUDITED FINANCIAL
                     STATEMENTS DECEMBER 31, 1999 AND 1998.

                              FINANCIAL STATEMENTS

             NO.                    DESCRIPTION
             ---                    -----------
             FS-1                   FRIENDLY ENERGY CORPORATION AUDITED
                                    FINANCIAL STATEMENTS DECEMBER 31, 1999 AND
                                    1998.

             FS-2                   FRIENDLY ENERGY CORPORATION UNAUDITED
                                    FINANCIAL STATEMENTS JUNE 30, 2000.

                           FRIENDLY ENERGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                       AND
                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 1998 AND 1999

                           FRIENDLY ENERGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                               TABLE OF CONTENTS

                                                                            PAGE
Independent Auditor's Report................................................ F-1

Audited Financial Statements:

    Balance Sheets.......................................................... F-2

    Statements of Operations................................................ F-3

    Statements of Changes in Stockholders' Equity........................... F-4

    Statements of Cash Flows................................................ F-5

    Notes to Financial Statements........................................... F-6

                                  [LETTERHEAD]


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Friendly Energy Corporation
(A Development Stage Company)

We have audited the accompanying balance sheets of Friendly Energy Corporation at December 31, 1998 and 1999 and the related statements of change in stockholders' equity, operations, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believer that our audits provide a reasonable basis for out opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friendly Energy Corporation at December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements referred to above present assuming that the Company will continue as a going concern. However, the Company has minimal capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Boros & Farrington P.C.

Boros & Farrington P.C.
San Diego, California
May 16, 2000

                     FRIENDLY ENERGY CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                           BALANCE SHEETS

                               ASSETS

                                                           DECEMBER 31,       DECEMBER 31,
                                                              1998               1999
 Current assets
     Cash                                               $             -     $        8,687
     Due from officer                                                 -              4,154
                                                        -----------------------------------
                                                                      -             12,841

 Furniture and equipment, less
   accumulated depreciation of $2,739                                 -             23,391
 Organization costs, net                                         21,000             15,000
                                                        -----------------------------------
                                                        $        21,000     $       51,232
                                                        ===================================


                LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities
     Accounts payable and accrued liabilities           $             -     $       26,066
                                                        -----------------------------------

 Contingencies (Note 2)

 Stockholders' equity
     Preferred stock; $0.001 par value per share;
       10,000,000 shares authorized                                   -                152
     Common stock, $0.001 par value per share;
       100,000,000 shares authorized                             12,731             12,685
     Additional paid-in capital                                 105,779            666,123
     Deficit accumulated during the development stage           (97,510)          (653,794)
                                                        -----------------------------------
                                                                 21,000             25,166
                                                        -----------------------------------
                                                        $        21,000     $       51,232
                                                        ===================================

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                     FRIENDLY ENERGY CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF OPERATIONS

                                                                                     FROM JANUARY 7,
                                                   YEAR ENDED        YEAR ENDED      1993 (INCEPTION)
                                                  DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                     1998               1999              1999
 Expenses
     Consulting fees                              $       26,077    $       245,500  $      332,587
     Compensation and benefits                                 -             64,775          64,775
     Outside services                                          -              9,101           9,101
     Travel and subsistence                                    -             75,873          75,873
     Professional services                                 1,157             31,964          33,387
     Depreciation and amortization                         6,000              8,739          17,739
     Rent                                                      -             69,791          69,791
     Contributions                                             -             10,000          10,000
     Telephone and postage                                     -             14,448          14,448
     Advertising and promotion                                 -             10,981          10,981
     Office supplies                                           -              3,868           3,868
     Other general and administrative                          -             11,244          11,244
                                                  ----------------------------------------------------
         Net loss                                 $       33,234    $       556,284  $      653,794
                                                  ====================================================
 Weighted average number of shares (thousands)
     Basic and diluted                                     3,848             12,685          12,685
                                                  ====================================================
 Net loss per common share
     Basic and diluted                            $        (0.01)   $         (0.04) $        (0.05)
                                                  ====================================================

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                FRIENDLY ENERGY CORPORATION
               (A DEVELOPMENT STAGE COMPANY)
        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                 ADDITIONAL
                                                            COMMON STOCK        PREFERRED STOCK   PAID-IN    ACCUMULATED
                                                          SHARES     AMOUNT     SHARES   AMOUNT   CAPITAL      DEFICIT      TOTAL
Shares issued as of January 7, 1993 for
  cash to officers and directors                           63,750   $     64         -   $    -   $    936   $       -   $   1,000
Net loss for the period ended December 31, 1993                 -          -         -        -          -      (1,000)     (1,000)
                                                     ------------------------------------------------------------------------------
Balance at December 31, 1993, 1994, and 1995               63,750         64         -        -        936      (1,000)          -
Shares cancelled                                          (63,750)       (64)        -        -         64           -           -
Shares issued for cash                                  2,500,000      2,500         -        -     (2,490)          -          10
Conversion to preferred stock                            (500,000)      (500)   50,000       50        450           -           -
Net loss for the year                                           -          -         -        -          -         (10)        (10)
                                                     ------------------------------------------------------------------------------
Balance at December 31, 1996                            2,000,000      2,000    50,000       50     (1,040)     (1,010)          -
Shares issued relating to spin-out                         15,223         15         -        -        (15)          -           -
Shares issued to others for cash                           37,500         37         -        -     29,963           -      30,000
Shares issued to officers and directors for cash           43,750         44         -        -     29,956           -      30,000
Shares issued to officers and directors for services            -          -   750,000      750     29,250           -      30,000
Net loss for the year                                           -          -         -        -          -     (63,266)    (63,266)
                                                     ------------------------------------------------------------------------------
Balance at December 31, 1997                            2,096,473      2,096   800,000      800     88,114     (64,276)     26,734
Shares issued to others for cash                            9,750         10         -        -     16,990           -      17,000
Shares issued to officers and directors for services    2,625,000      2,625         -        -      7,875           -      10,500
Conversion of preferred stock                           8,000,000      8,000  (800,000)    (800)    (7,200)          -           -
Net loss for the year                                           -          -         -        -          -     (33,234)    (33,234)
                                                     ------------------------------------------------------------------------------
Balance at December 31, 1998                           12,731,223     12,731         -        -    105,779     (97,510)     21,000
Cancellation of common stock                              (46,250)       (46)        -        -         46           -           -
Shares issued for cash                                                         146,883      147    541,853           -     542,000
Shares issued for services                                      -          -     5,000        5     18,445           -      18,450
Net loss for the year                                           -          -         -        -          -    (556,284)   (556,284)
                                                     ------------------------------------------------------------------------------
Balance at December 31, 1999                           12,684,973   $ 12,685   151,883   $  152   $666,123   $(653,794)  $  25,166
                                                     ==============================================================================

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                     FRIENDLY ENERGY CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF CASH FLOWS

                                                                                                           FROM JANUARY 7,
                                                                         YEAR ENDED        YEAR ENDED      1993 (INCEPTION)
                                                                        DECEMBER 31,      DECEMBER 31,     TO DECEMBER 31,
                                                                           1998               1999              1999)
 Cash flows from operating activities
     Net loss                                                           $      (33,234)   $      (556,284) $  (653,794)
     Non-cash items included in the net loss
         Depreciation and amortization                                           6,000              8,739       17,739
         Stock issued for services                                              10,500             18,450       58,950
         Changes in operating assets and liabilities
             Due from officer                                                        -             (4,154)      (4,154)
             Accounts payable and accrued liabilities                             (266)            26,066       26,066
                                                                     -------------------------------------------------------
 Net cash from operating activities                                            (17,000)          (507,183)    (555,193)
                                                                     -------------------------------------------------------

 Cash flows from investing activities

     Capital expenditures                                                            -            (26,130)     (26,130)
                                                                     -------------------------------------------------------

 Cash flows from financing activities

     Proceeds from sale of common stock                                         17,000                  -       48,010
     Proceeds from sale of preferred stock                                           -            542,000      542,000
                                                                     -------------------------------------------------------
  Net cash from financing activities                                            17,000            542,000      590,010
                                                                     -------------------------------------------------------

 Increase in cash                                                                    -              8,687        8,687

 Cash, beginning of year                                                             -                  -            -
                                                                     -------------------------------------------------------

 Cash, end of year                                                      $            -   $          8,687  $     8,687
                                                                     =======================================================

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                          FRIENDLY ENERGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS


1.       ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES.

         ORGANIZATION. Friendly Energy Corporation (the "Company") was incorporated on January 7, 1993 as Eco-Systems Marketing Corporation. In 1996 the Company was acquired as a subsidiary of Granite Development Corporation, a public company. In June 1997, the Company was "spun-out" as a separate public company that changed its name to Rama Financial Corporation in April 1997 and to Friedly Energy Corporation in April 1999. The Company is in the devlpment stage as more fully defined in Statement No. 7 of the Financial Acounting Standarards Board. Planned principal opeartions of the Company have not yet commenced; and activities to date have been limited to forming the Company, assembling a management and consultant team, identifying markets, developing products, and obtaining initial capitalization. The Company intends to sell electric pwer and related services to small and medium sized businesses in the newly deregulated California market.

         FUNITURE AND EQUIPMENT. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenace and repairs that do not extended asset lives are expensed as incurred. Depreciation is provided on a straight-line basis over estimated useful lives ranging from 5 to 7 years.

         ORGANIZATION COSTS. Orangization costs have been capitalized. Amortization is provided on a straight-line basis over five years.

         SHARES ISSUED IN EXCHANGE FOR SERVICES. The fair value of shares issued exchange for services rendered to the Company was determined by the Company's officers and directors.

         INCOME TAXES. The Company has made no provision for income taxes because of financial statement and tax losses since its inception. A valuation allowance has been used to offset the recognition of any deferred tax assets due to the uncertainty of future realization. The use of any tax loss carry forward benefits may also be limited as a result of changes in Company ownership.

         NET LOSS PER COMMON SHARE. Basic loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss available to common shareholders (the "numerator") by the weighted avaerage number of common shares outstanding (the "denominator") during the period. Diluted lossper common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Ina addition, in computing the dilutive effect of convertible secrurities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluated EPS does not assue exercise or conversion of securities that would have an anti-dilutive effect on net loss per share.

         STOCK-BASED COMPENSATION. In accourdance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 may be found in Note 4.

         ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect

                          FRIENDLY ENERGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS


         certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.       GOING CONCERN CONTINGENCY

         The Company has minial captial resources presently availabe to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         Management is negotiating equity financing to fund planed operations. However, there is no assurance that the Company will be able to obtain such financing. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.       RELATED PARTY TRANSACTIONS

         Douglas Financial Corporation ("DFC") acquired a controlling interest in the Company in connection with the spin-out from Granite Development Corporation (see Note 1). In 1997, the Company paid $30,000 to DFC for costs connected with the reorganization of the Company. The Company incurred fees of $18,208 in 1998 and $60,000 in 1997 to DFC for management services, assistance with becoming publicly traded, and assistance in prepaing business plans. These fees were paid in cash totaling $15,577 in 1998 and $30,000 in 1997 and stock valued at $2,631 (657,718 common shares) in 1998 and $30,000 (750,000 preferred shares) in 1997. On March 9, 1999, DFC sold its controlling interest in the Company and the majority owner of DFC resigned as an officer and director of the Company.

         In 1999, the Company acquired funiture and equipment valued at $11,194 from certain shareholders.

4.       STOCKHOLDERS EQUITY

         PREFERRED STOCK. Each share of preferred stock is convertible into ten shares of common stock and has voting rights equal to ten shares of common stock. The board of directors has not specified any other rights or privileges with respect to the preferred stock.

         REVERSE STOCK SPLITS. On April 28, 1997, the board of directors authoirzed a 2.5 to 1 reverse stock split of outstanding common and preferred shares. On August 21, 1997, the board of directors authorized a 4 to 1 reverse stock split of outstanding common and preferred shares. The outstanding common and preferred shares included in the accompanying financial statements have been retroactively restated for the effect of these reverse stock splits.

         CANCELLATION OF COMMON SHARES. On June 2, 1996, in connection with the acquisistion of the Company by Granite Development Corporation ("Granite"), the Company cacelled all outstanding shares of common stock and issued a total of 2,500,000 shares to Granite for consideration of $10.

         SPIN-OUT OF WHOLLY OWNED SUBSIDIARY. On June 17, 1996, Granite sold a 95% ownership interest in the Company to Douglas Financial Corporation. Granite then distributed the remaining 5% ownership interest to its shareholers as a dvidend distribution.

         STOCK OPTIONS. During the year ended December 31, 1999, the Company granted non-qualified stock options to certain advisors, directors, and key employees to purchase up to 500,000 shares of the Company's common stock at an exercise price equal to market

                          FRIENDLY ENERGY CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS


         value at date of grant as determined by the Board of Directors. These options vest 50% after six months from the date of grant and the remaining 50% after one year.

         The following is a summary of the stock option activity:


            Granted and outstanding                     $0.37       500,000
                                                                    =======

            Exercisable, December 31, 1999              $0.37             -
                                                                    =======


         STOCK-BASED COMPENSATION. The Company recognized no stock-based compensation during the period ened December 31, 1999. There would be no material difference to compensation cost had the compensation cost been computed under FAS 123.

                                      ****

                                  EXHIBIT FS-2

                     FRIENDLY ENERGY CORPORATION UNAUDITED
                      FINANCIAL STATEMENTS JUNE 30, 2000.

                           FRIENDLY ENERGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                        UNAUDITED, PREPARED BY MANAGEMENT

                                FOR JUNE 30, 2000

                           FRIENDLY ENERGY CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                                TABLE OF CONTENTS

                                                                                                  PAGE
Balance Sheet...................................................................................   F-1

Statements of Operation.........................................................................   F-2

Statements of Cash Flows........................................................................   F-3

Notes to Financial Statements...................................................................   F-4

                           FRIENDLY ENERGY CORPORATION

                     BALANCE SHEET - JUNE 30, 2000 AND 1999

                       (UNAUDITED, PREPARED BY MANAGEMENT)



                                     ASSETS

                                                                 JUNE 30, 2000        JUNE 30, 1999
 Current assets
  Cash                                                        $             3,728  $            14,907
  Note Receivable                                                         125,000                    -
  Due from officer                                                          2,701                2,161
                                                             -------------------------------------------
                                                              $           131,429   $           17,068

 Furniture and equipment, less
  accumulated depreciation                                                 30,111               23,129
 Organization costs, net                                                   12,000               18,000
                                                             -------------------------------------------
                                                              $           173,540   $           58,197
                                                             ===========================================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liability
  Accounts payable and accrued liabilities                    $            94,112  $            11,716

 Stockholders' equity
  Preferred stock; $0.001 par value per share;
      10,000,000 shares authorized                                            152                   62
  Common stock, $0.001 par value per share;
      100,000,000 shares authorized                                        12,685               12,731
  Additional paid-in capital                                            1,308,373              335,717
  Deficit accumulated during the development stage                     (1,241,782)            (302,029)
                                                             -------------------------------------------
                                                              $            79,428  $            46,481
                                                             -------------------------------------------
                                                              $           173,540  $            58,197
                                                             ===========================================

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                           FRIENDLY ENERGY CORPORATION

              STATEMENTS OF OPERATION - JANUARY 1 TO JUNE 30, 2000
                       (UNAUDITED, PREPARED BY MANAGEMENT)

                                                        SIX MONTHS    SIX MONTHS
                                                          ENDED          ENDED
                                                      JUNE 30, 2000  JUNE 30, 1999
Expenses

    Compensation and benefits                           $ 214,037     $       -
    Outside services                                          367       103,922
    Travel and subsistence                                 32,601        48,140
    Professional services                                 188,219        26,987
    Depreciation and amortization                           5,114         3,753
    Rent                                                   94,494         7,626
    Contributions                                               -         5,000
    Telephone and postage                                  13,449         4,245
    Advertising and promotion                               5,150             -
    Office supplies                                         4,196         1,890
    Other general and administrative                       30,362         2,956
                                                       -------------------------
    Net loss                                            $ 587,989     $ 204,519
                                                       =========================

Weighted average number of shares (thousands)
    Basic and diluted                                      12,685        12,731
                                                       =========================

Net loss per common share
    Basic and diluted                                   $   (0.05)    $   (0.02)
                                                       =========================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                           FRIENDLY ENERGY CORPORATION

              STATEMENTS OF CASH FLOW - JANUARY 1 TO JUNE 30, 2000
                       (UNAUDITED, PREPARED BY MANAGEMENT)

                                                         SIX MONTHS       SIX MONTHS
                                                            ENDED            ENDED
                                                        JUNE 30, 2000   JUNE 30, 1999
Cash flows from operating activities
     Net loss                                             $(587,989)      $(204,519)
     Non-cash items included in the net loss
         Depreciation and amortization                    $   5,114       $   3,753
         Changes in operating assets and liabilities
             Due from officer                             $   1,453       $  (2,161)
             Accounts payable and accrued liabilities     $  68,047       $  11,716
     Net cash from operating activities                   $(513,375)      $(191,211)

     Cash flows from investing activities
         Capital expenditures                             $  (8,833)      $ (23,882)

     Cash flow from financing activities
         Proceeds from sale of preferred stock            $ 517,250       $ 230,000
     Net cash from financing activities

     Increase in cash                                     $  (4,958)      $  14,907

     Cash, beginning of year                              $   8,687       $       -

     Cash, end of period                                  $   3,729       $  14,907

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                           FRIENDLY ENERGY CORPORATION

                 NOTES TO THE JUNE 30, 2000 FINANCIAL STATEMENTS
                       (UNAUDITED, PREPARED BY MANAGEMENT)

1. The condensed financial statements included herein have been prepared by Friendly Energy Corporation (the "Company"), without audit and should be read in conjunction with the audited financial statements of the Company. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted although the Company believes the disclosures which are made are adequate to make the information presented not misleading. Further, the financial statements reflect, in the opinion of management, all adjustments necessary to present fairly the financial position and results of operations as of and for the periods indicated. The results of the operations for the period ended June 30, 2000 are not necessarily indicative of the results expected for the full year.



                                      *****

                                    EXHIBITS

EXHIBIT NO.                DESCRIPTION

         2.1               ARTICLES OF INCORPORATION OF ECO-SYSTEMS MARKETING
                           CORPORATION.

         2.2 CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF ECO-SYSTEMS MARKETING CORPORATION (4/21/1997).

         2.3 CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF ECO-SYSTEMS MARKETING CORPORATION (4/28/1997).

         2.4 CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF RAMA FINANCIAL CORPORATION (9/25/1997).

         2.5 CERTIFICATION OF AMENDMENT TO ARTICLES OF INCORPORATION OF RAMA FINANCIAL CORPORATION (4/2/1999).

         2.6               BY-LAWS OF ECO-SYSTEMS MARKETING CORPORATION.

         6.1               ESP SERVICE AGREEMENT WITH SAN DIEGO GAS & ELECTRIC.

         6.2               ESP SERVICE AGREEMENT SOUTHERN CALIFORNIA EDISON.

         6.3               ESP SERVICE AGREEMENT PACIFIC GAS & ELECTRIC.

         6.4               FRIENDLY ENERGY CORPORATION 1999 INCENTIVE STOCK
                           OPTION PLAN.

        27                 FINANCIAL DATA SCHEDULE